February 10, 2025

Michael B. Lucareli
Chief Financial Officer
Modine Manufacturing Company
1500 DeKoven Avenue
Racine, Wisconsin 53403

       Re: Modine Manufacturing Company
           Form 10-K for the Fiscal Year Ended March 31, 2024
           Form 8-K furnished October 29, 2024
           File No. 001-01373
Dear Michael B. Lucareli:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing